SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 17, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

17 March 2021

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Following the announcement on 9 March 2021, regarding the awards made under the Smith & Nephew Global Share Plan 2020 of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company"), those share awards vested on 16 March 2021.

1.       FINAL VESTING ON 16 MARCH 2021 OF SUPPLEMENTARY AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020 FOR THE 2018 PERFORMANCE SHARE PROGRAMME AWARDS:

The awards were granted under the Global Share Plan 2020 on 8 March 2021. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to all individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting on 16 March 2021 of Supplementary Awards granted under the Smith & Nephew Global Share Plan 2020 for the 2018 Performance Share Programme awards.
Date of Transaction	2021 - 03 - 16
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President Sports Medicine & ENT)	PDMR	14.0000	3,740 (of which 1,665 were sold and 2,075 retained)	N/A Single Transaction	84,165.76313 ordinary shares (including 2,101.64550 in ADS')	0.00951%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	14.0000	1,781 (of which 841 were sold and 940 retained)	N/A Single Transaction	45,298.19975 ordinary shares	0.00512%
Elga Lohler (Chief HR Officer)	PDMR	14.0000	2,848 (of which 1,125 were sold and 1,723 retained)	N/A Single Transaction	106,816.00000 ordinary shares (including 3,015.00000 in ADS')	0.01207%
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	14.0000	2,823 (of which 963 were sold and 1,860 retained)	N/A Single Transaction	81,517.23565 ordinary shares (including 5,818.25734 in ADS')	0.00921%
Vasant Padmanabhan (President Research & Development)	PDMR	14.0000	3,207 (of which 1,089 were sold and 2,118 retained)	N/A Single Transaction	64,620.00000 ordinary shares	0.00730%
Susan Swabey (Company Secretary)	PDMR	14.0000	1,255 (of which 592 were sold and 663 retained)	N/A Single Transaction	49,225.83952 ordinary shares	0.00556%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 17, 2021

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary